15025848

SEC
Mail Processing
Section
MAR 02 2015
Washington DC
403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43514

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Century Securities Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

501 North Broadway
(No. and street)

St. Louis	Missouri	63102-2188
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. James F. Rowan, Chief Financial Officer — (314) 342-2000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2015
REGISTRATIONS BRANCH
02

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW 3/05

AFFIRMATION

I, James F. Rowan, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Century Securities Associates, Inc., as of December 31, 2014, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

James F. Rowan
Signature

Chief Financial Officer
Title

Cheryl Pannier
Notary Public

CHERYL PANNIER
Notary Public-Notary Seal
State of Missouri, Saint Louis City
Commission # 11385557
My Commission Expires Oct 13, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors (not applicable).
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements for Brokers and dealers Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to Methods of Consolidation.
- ☒ (1) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report (under separate cover).
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CENTURY SECURITIES ASSOCIATES, INC.

Statement of Financial Condition

As of December 31, 2014

Pages

Statement of Financial Condition

Report of Independent Registered Public Accounting Firm

The Board of Directors
Century Securities Associates, Inc.

We have audited the accompanying statement of financial condition of Century Securities Associates, Inc. (the "Company") as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Century Securities Associates, Inc. at December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
February 28, 2015

CENTURY SECURITIES ASSOCIATES, INC.

Statement of Financial Condition
December 31, 2014

(in thousands, except shares)		
Assets		
Cash and cash equivalents	$	4,254
Service fees receivable from affiliated broker-dealer		500
Due from affiliated broker-dealer		1,172
Deferred tax assets, net		281
Other assets		328
Total assets	**$**	**6,535**
Liabilities and stockholder's equity		
Payable to independent contractors	$	1,368
Due to affiliated broker-dealer		1,000
Accrued compensation		131
Income taxes payable		374
Due to Parent		158
Other accrued liabilities		227
		3,258
Stockholder's equity		
Capital stock – par value $0.01; authorized 1,000 shares; issued 800 shares		—
Additional paid-in-capital		477
Retained earnings		2,800
Total stockholder's equity		3,277
Total liabilities and stockholder's equity	**$**	**6,535**

See accompanying Notes to Statement of Financial Condition.

CENTURY SECURITIES ASSOCIATES, INC.

Notes to Statement of Financial Condition
December 31, 2014

NOTE 1 – Nature of Operations and Basis of Presentation

Nature of Operations

Century Securities Associates, Inc. is a fully-disclosed introducing broker, which contracts with independent licensed brokers to sell securities and other investment products principally to retail (individual) investor customers. Its major geographic area of concentration is the Midwest. We introduce our customers to an affiliated broker-dealer, Stifel Nicolaus & Company, Incorporated ("Stifel Nicolaus") who carries such accounts on a fully-disclosed basis. Accordingly, we are exempt under Section (k)(2)(ii) from Rule 15c3-3 under the Securities Exchange Act of 1934. We are a broker-dealer and investment advisor registered with the Securities and Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and the Securities Investor Protection Corporation.

Basis of Presentation

We are a wholly-owned subsidiary of Stifel Financial Corp. ("Parent"). Unless otherwise indicated, the terms "we," "us," "our," or "our company" in this report refer to Century Securities Associates, Inc.

The accompanying statement of financial condition has been prepared in conformity with U.S. generally accepted accounting principles, which require management to make certain estimates and assumptions that affect the reported amounts. Actual results could differ from those estimates.

NOTE 2 – Summary of Significant Accounting Policies

Cash and Cash Equivalents

We consider all highly liquid investments, including those with original maturities of three months or less, and money market mutual funds to be cash equivalents.

Office Equipment and Leasehold Improvements

Office equipment is depreciated on an accelerated basis over the estimated useful life of the asset of three to seven years. Office equipment and leasehold improvements are stated at cost net of accumulated depreciation and amortization and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful lives of the assets. Additions, improvements and expenditures for repairs and maintenance that significantly extend the useful life of an asset are capitalized. At December 31, 2014, office equipment and leasehold improvements, net, is included in other assets in the statement of financial condition. See Note 4 for further discussion of office equipment and leasehold improvements.

Stock-Based Compensation

We participate in an incentive stock award plan sponsored by the Parent that provides for the granting of stock units to our employees. See Note 6 for a further discussion of stock-based compensation plans.

Income Taxes

We are included in the consolidated federal and certain state income tax returns filed by the Parent. Our portion of the consolidated current income tax liability, computed on a separate return basis pursuant to a tax sharing agreement, and our stand-alone tax liability or receivable are included in the statement of financial condition.

We compute income taxes using the asset and liability method, under which deferred income taxes are provided for the temporary differences between the financial statement carrying amounts and the tax basis of our company's assets and liabilities. We establish a valuation allowance for deferred tax assets if it is more likely than not that these items will either expire before we are able to realize their benefits, or that future deductibility is uncertain.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. We recognize interest and penalties related to income tax matters. See Note 9 for a further discussion of income taxes.

NOTE 3 – Fair Value Measurements

We measure certain financial assets at fair value on a recurring basis, including money market mutual fund accounts included in cash and cash equivalents in the statement of financial condition.

Fair Value Hierarchy

The fair value of a financial instrument is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. "the exit price") in an orderly transaction between market participants at the measurement date. We have categorized our financial instruments measured at fair value into a three-level classification in accordance with Topic 820, which established a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs are inputs that reflect a company's judgment concerning the assumptions that market participants would use in pricing the asset or liability developed based on the best information available under the circumstances. The fair value hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 – Quoted prices (unadjusted) are available in active markets for identical assets or liabilities as of the measurement date. A quoted price for an identical asset or liability in an active market provides the most reliable fair value measurement because it is directly observable to the market.

Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the measurement date. The nature of these financial instruments include instruments for which quoted prices are available but traded less frequently, derivative instruments whose fair value have been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level 3 – Instruments that have little to no pricing observability as of the measurement date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Valuation of Financial Instruments

As of December 31, 2014, our financial instruments, which included money market mutual funds, were classified as Level 1. Actively traded money market funds are measured at their net asset value, which approximates fair value. There were no transfers between levels during the year ended December 31, 2014.

The following table summarizes the valuation of our financial instruments as of December 31, 2014 (*in thousands*):

Money market mutual funds [1]	$	274

[1] Included in cash and cash equivalents in the statement of financial condition.

NOTE 4 – Office Equipment and Leasehold Improvements

The following is a summary of office equipment and leasehold improvements as of December 31, 2014 (*in thousands*):

Office equipment	$	245
Leasehold improvements		51
Total		296
Less accumulated depreciation and amortization		(270)
Office Equipment and Leasehold Improvements, net [2]	**$**	**26**

[2] Included in other assets in the statement of financial condition.

NOTE 5 – Regulatory Capital Requirements

We operate in a highly regulated environment and are subject to net capital requirements. A broker-dealer that fails to comply with the SEC's Uniform Net Capital Rule (Rule 15c3-1) may be subject to disciplinary actions by the SEC and self-regulatory organizations, such as FINRA, including censures, fines, suspension, or expulsion. We calculate our net capital under the aggregate indebtedness method whereby we are required to maintain minimum net capital (as defined), equal to the greater of fifty thousand dollars or 6 2/3% of aggregate indebtedness (as defined). We are not allowed to distribute equity capital or pay cash dividends to the Parent if resulting net capital would be less than 120% of our minimum net capital (as defined). At December 31, 2014, we had net capital of $2.3 million, which was $2.1 million in excess of our minimum required net capital of $0.2 million, and aggregate indebtedness was 141.6% of net capital.

NOTE 6 – Employee Incentive, Deferred Compensation and Retirement Plans

Our employees participate in the Stifel Nicolaus Wealth Accumulation Plan (the "Deferred Compensation Plan") that provides for the granting of stock units. Awards under this plan are granted at market value at the date of grant and generally vest ratably over a three- to seven-year vesting period. In addition, our employees participate in the Stifel Nicolaus Profit Sharing 401(k) Plan (the "Profit Sharing Plan").

All stock-based compensation plans are administered by the Compensation Committee of the Board of Directors of the Parent ("Compensation Committee"), which has the authority to interpret the plans, determine to whom awards may be granted under the plans, and determine the terms of each award.

Deferred Compensation Plans

The Deferred Compensation Plan is provided to certain revenue producers and officers of our company, whereby a certain percentage of their incentive compensation is deferred as defined by the Deferred Compensation Plan into stock units of the Parent. Participants may elect to defer up to an additional 15% of their incentive compensation with a 25% matching contribution. Units generally vest over a three- to five-year period and are distributable upon vesting or at future specified dates. Elective deferrals are 100% vested.

Retirement Plans

Eligible employees of our company who have met certain service requirements may participate in the Profit Sharing Plan, which is sponsored by Stifel Nicolaus. We may match certain employee contributions or make additional contributions to the Profit Sharing Plan at the discretion of the Parent.

NOTE 7 – Off-Balance Sheet Credit Risk

Our customers' accounts are carried by Stifel Nicolaus. All execution and clearing services are performed by Stifel Nicolaus. The agreement between our company and Stifel Nicolaus stipulates that all losses resulting from our customers' inability to fulfill their contractual obligations are our responsibility. We manage our risks associated with the aforementioned transactions through our carrying broker-dealer's monitoring of positions, credit limits, and collateral. Additional collateral is required from customers and other counterparties, when appropriate. At December 31, 2014, no amounts are accrued or due to Stifel Nicolaus for customer losses.

NOTE 8 – Related Party Transactions

We conduct our securities operations as a fully-disclosed introducing broker through Stifel Nicolaus. Under the arrangement, we have a Proprietary Accounts of Broker-Dealers agreement with Stifel Nicolaus.

At December 31, 2014, service fees receivable from affiliated broker-dealer in the statement of financial condition includes service fees and interest receivable; due from affiliated broker-dealer in the statement of financial condition consists of commissions receivable, net of brokerage and clearing expense; and due to affiliated broker-dealer in the statement of financial condition is comprised principally of payroll, independent contractor fees, taxes and various administrative expenses that were paid by Stifel Nicolaus on our behalf. At December 31, 2014, due to Parent in the statement of financial condition consists of income taxes and other operating expenses that were paid by the Parent on our behalf.

NOTE 9 – Income Taxes

The tax effect of temporary differences and carryforwards that comprise significant portions of deferred tax assets as of December 31, 2014 *(in thousands)*:

Deferred compensation	$	168
Accruals not currently deductible		114
Other		(1)
Deferred tax assets, net	**$**	**281**

We believe the realization of the remaining net deferred tax asset of $0.3 million is more likely than not based on the availability of prior year taxable income.

Uncertain Tax Positions

We recognize interest and penalties related to income tax matters in income tax expense. As of December 31, 2014, we had accrued interest and penalties of $0.1 million, before benefit of federal tax deduction, included in income taxes payable in the statement of financial condition.

We are included in the consolidated federal and certain state income tax returns filed by the Parent. We file separate income tax returns in certain local jurisdictions. Certain consolidated state returns are not subject to examination by tax authorities for taxable years before 2011.

There is a reasonable possibility that the unrecognized tax benefits will change within the next 12 months as a result of the expiration of various statutes of limitations or for the resolution of U.S. federal and state examinations. We do not expect this change to be material to the statement of financial condition.

NOTE 10 - Subsequent Events

We evaluate subsequent events that have occurred after the statement of financial condition date but before the financial statements are available to be issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after that date. We have evaluated subsequent events through February 28, 2015, the date the accompanying statement of financial condition was available to be issued. Based on the evaluation, we did not identify any recognized subsequent events that required adjustment to the statement of financial condition.

******